PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE
Washington, D.C. 2(

11016159

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FEB 28 2011

Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortress Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3379 Peachtree Road, N.E. Suite 272
(No. and Street)

Atlanta (City) Georgia (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce A. Williamson 404-869-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Westbrook McGrath Bridges Orth & Bray
(Name – *if individual, state last, first, middle name*)

2810 Premiere Parkway, Suite 200 (Address) Duluth (City) Georgia (State) 30097 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Alan Williamson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortress Group, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public My commission expires November 7, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTRESS GROUP, INC.

TABLE OF CONTENTS

WESTBROOK McGRATH
BRIDGES ORTH & BRAY
A Westbrook Gallivan Group Firm

2810 PREMIERE PARKWAY
SUITE 200
DULUTH, GEORGIA 30097
PHONE: 770-622-9885
FAX: 770-622-9886

REPORT OF INDEPENDENT AUDITORS

To the Stockholders
Fortress Group, Inc.

We have audited the accompanying statement of financial condition of Fortress Group, Inc. as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Fortress Group, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Westbrook McGrath Bridges, Orth & Bray

Duluth, Georgia
February 22, 2011

FORTRESS GROUP, INC.

Statement of Financial Condition
December 31, 2010

ASSETS

CURRENT ASSETS		
Cash	$	275,511
Accounts receivable		114,664
Prepaid expenses and deposits		19,231
Total current assets		409,406
PROPERTY AND EQUIPMENT, less accumulated depreciation of $51,301 in 2010		20,996
	$	430,402

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	25,064
		25,064
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value, 10,000 shares authorized, 2,600 shares issued and outstanding		26
Paid-in capital in excess of par		25,974
Retained earnings		379,338
		405,338
	$	430,402

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations – The Company provides investment banking services concentrating on private placement financing and private market transaction advisory services. In the private placement area, the Company's clients are generally alternative asset fund managers raising new investment funds. In the private market transaction advisory area, the Company's clients are generally alternative asset fund managers or owners/operators of real estate properties or operating businesses.

Cash and cash equivalents – The Company considers money market accounts and highly liquid cash investments with a maturity date of three months or less to be cash equivalents.

Revenue Recognition – Revenue relating to non-refundable retainer or advisory fees are recognized when invoiced as scheduled. Revenue relating to commissions earned from the arranging of private placements of securities or private market transaction advisory services is recognized generally at either: (i) the date of closing of such private placement or other transaction, or (ii) the scheduled dates on which commission installments are earned and invoiced, in cases in which the Company's commissions are subject to any contingencies such as the investor's fulfillment of future funding requirements, growth in net asset value of an investor's account, performance fees earned by the fund manager, etc.

Fixed Assets – Fixed assets are recorded at cost. Depreciation of fixed assets is computed using the straight line method over the estimated useful lives of the property. The cost and accumulated depreciation related to assets retired or sold are relieved from the accounts, and gain or loss on disposal is reflected in income. The cost of maintenance and repairs is charged to expenses as incurred. Renewals and betterments which extend the useful life of assets are capitalized.

Income taxes – The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's net income or loss is reportable by its stockholders in their individual income tax returns.

Use of estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 –FAIR VALUE MEASUREMENTS:

In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB ASC topic 820, *Fair Value Measurements and Disclosure*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.

FASB ASC topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC topic 820 establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

NOTE 2 –FAIR VALUE MEASUREMENTS: Continued

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.
- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

FASB ASC topic 820, *Fair Value Measurements and Disclosures* was effective for the Company on January 1, 2008, with the exception of a one-year deferral for certain non-financial assets and liabilities. The requirements of FASB ASC topic 820 have been applied prospectively. The adoption of FASB ASC topic 820 does not have a material impact on the Company's financial statement.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment recorded at cost as of December 31, 2010, consists of the following classifications:

Computers & Peripherals	$35,850
Furniture	24,080
Office equipment	12,368
	72,297
Less accumulated depreciation and amortization	51,301
Net Property and equipment	$20,996

NOTE 4 - LEASES:

The Company leases office space pursuant to an operating lease agreement expiring in 2012. Annual future minimum rental payments under the Company's non-cancelable operating lease is as follows:

Year Ending December 31	Amount
2011	80,065
2012	82,448
	$162,513

NOTE 5 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2010, the Company has net capital of $246,563 which exceeds its requirement of $5,000 by $241,563.

NOTE 6 - CONTINGENCIES:

From time to time the Company is involved in disputes arising from the normal course of business activities. In the opinion of management, resolution of such disputes is not expected to have a material adverse impact on the Company's results of operations, cash flows or financial position.

NOTE 7 – PENSION PLAN:

The Company maintains a Simplified Employee Pension plan (SEP) covering eligible employees. Company contributions to the plan are determined annually and are made at the discretion of the Board of Directors. Pension expense for the year ended December 31, 2010 was approximately $102,271.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK:

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's cash deposits did not exceed the insured amount at December 31, 2010.

NOTE 9 – SUBSEQUENT EVENTS:

The Company's management considered events occurring thru February 22, 2011 when determining disclosure of subsequent events.

PUBLIC

FORTRESS GROUP, INC.

Statement of Financial Condition
December 31, 2010